Exhibit 99.1

ASX/Media Release

IMMUTEP REPORTS GOOD SAFETY FROM FIRST FIVE PATIENTS IN

TRIPLE COMBINATION THERAPY EFTI STUDY, INSIGHT-003

SYDNEY, AUSTRALIA – 2 December 2021 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a biotechnology company developing novel LAG-3 related immunotherapy treatments for cancer and autoimmune disease, announces the first five patients have been treated in the INSIGHT-003 study.

No additional safety signals have been observed in the study which is the first time a triple combination therapy consisting of eftilagimod alpha (“efti”) and an existing approved standard of care combination of chemotherapy (carboplatin) and an anti-PD-1 therapy has been administered.

Lead investigator, Prof. Dr. Salah-Eddin Al-Batran of the Institute of Clinical Cancer Research IKF said: “The INSIGHT-003 study has commenced well. We are very pleased with the safety of the triple combination so far and all patients are still participating in the study. This is important as it is the first time patients have received a triple combination therapy with efti. Patient recruitment is advancing in line with our projections.”

INSIGHT-003 is evaluating a triple combination therapy consisting of efti in conjunction with an existing approved standard of care combination of chemotherapy and anti-PD-1 therapy. The study will continue to recruit up to 20 patients with various solid tumours and additional results are expected in calendar year 2022.

About INSIGHT-003

INSIGHT-003 is an investigator-initiated study conducted by the Institute of Clinical Cancer Research IKF at Krankenhaus Nordwest in Frankfurt. It is being run as the third arm (Stratum C) of the ongoing Phase I INSIGHT trial with Prof. Dr. Salah-Eddin Al-Batran as lead investigator. The study is evaluating a triple combination therapy consisting of efti in conjunction with an existing approved standard of care combination of chemotherapy (carboplatin) and anti-PD-1 therapy.

Up to 20 patients with solid tumours will be recruited to participate in the trial. Patients will receive 30 mg subcutaneous doses of efti every two weeks in conjunction with standard of care chemotherapy plus anti-PD-1 therapy. The trial will assess the safety, tolerability and initial efficacy of the combination.

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of LAG-3 related immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3 fusion protein (LAG-3Ig), which is a first-in-class antigen presenting cell (APC) activator being explored in cancer and infectious disease. Immutep is also developing an agonist of LAG-3 (IMP761) for autoimmune disease.

Additional LAG-3 products, including antibodies for immune response modulation, are being developed by Immutep’s large pharmaceutical partners.

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Catherine Strong, Citadel-MAGNUS

+61 (0)406 759 268; cstrong@citadelmagnus.com

U.S. Media:

Tim McCarthy, LifeSci Advisors

+1 (212) 915.2564; tim@lifesciadvisors.com

This announcement was authorised for release by the Board of Immutep Limited.

Immutep Limited, Level 12, 95 Pitt Street, Sydney NSW 2000

ABN: 90 009 237 889